CATALYST BIOSCIENCES, INC.

260 Littlefield Ave.

South San Francisco, California 94080

(650) 871-0761

April 26, 2016

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Dan Greenspan, Branch Chief

Re:	Catalyst Biosciences, Inc.

Registration Statement on Form S-3

(File No. 333-210248)

Dear Mr. Greenspan:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request acceleration of the effective time of the above-referenced Registration Statement of Catalyst Biosciences, Inc. (the “Company”), so that it may become effective at 4:00 P.M., Washington, D.C. time, as of April 28, 2016 or as soon as possible thereafter.

Furthermore, we hereby acknowledge that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder Intentionally Left Blank.]

Securities and Exchange Commission

Acceleration Request

April 26, 2016

Sincerely,

CATALYST BIOSCIENCES, INC.

By:	/s/ Fletcher Payne
Fletcher Payne
Chief Financial Officer